UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-KSB [ ]Form 20-F [X]Form 10-K
[ ]Form 10-QSB [ ]Form N-SAR

               For Period Ended:

               [X]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended:  March 31, 2000

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

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                 PART I - REGISTRANT INFORMATION

RIDGEWOOD HOTELS, INC.
Full Name of Registrant

Former Name if Applicable

2859 Paces Ferry Road, Suite 700
Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA    30339
City, State and Zip Code

                PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


 [X]           (a)       The reasons described in reasonable
               detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]           (b)       The subject annual report, semi-annual
               report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]           (c)       The accountant's statement or other
               exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach
Extra Sheets if Needed)

     On April 3, 2000, the Registrant filed a Current Report on Form 8-K dated March 28, 2000 to (a) report a change in the Registrant's certifying accountant, (b) report a change in its fiscal year and (c) advise that it would file an Annual Report on Form 10-K for seven months ended March 31, 2000 (the "Transition 10-K"), as permitted pursuant to Item 8 of Form 8-K.

     The Registrant was unable to file the Transition 10-K in a timely manner without unreasonable effort or expense because of the change in its certifying accountant and internal problems experienced by the Registrant related to the change in its fiscal year. Therefore, the Registrant filed the Transition 10-K on the same day that this Notification of Late Filing was filed with the Commission. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Henk H. Evers          770              434-3670
             (Name)           (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes
     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:



                            SIGNATURE

          RIDGEWOOD HOTELS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2000

                                   By:  /s/ Henk H. Evers
                                        Henk H. Evers
                                        President